VIA ELECTRONIC SUBMISSION

February 15, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:	Amit Pande
Assistant Chief Accountant

Re:	Investors Financial Services Corp.
Form 10-K filed February 28, 2005
File No. 0-26996

Dear Sir:

This letter is being furnished in response to comments contained in the letter dated January 30, 2006 (the “Letter”) from Amit Pande, Assistant Chief Accountant, of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to John N. Spinney, Jr., Senior Vice President and Chief Financial Officer, of Investors Financial Services Corp. (the “Company”).  The comments of the Staff and the Company’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

SEC Comment

1.                                      We refer to your response to comments 1 and 2(b) in your letter dated June 7, 2005 in which you state the following:

•                  The restatement resulted from a change to the retrospective method for MBS securities required by GAAP and not from a change of assumptions or from the selection between two alternative methods under GAAP.

•                  Critical accounting estimates and assumptions are not involved in applying SFAS 91 under the retrospective method since prepayment rates or interest rate factors do not involve a high degree of subjectivity or judgment.

Please address the following with respect to your revised accounting for the amortization of premiums and accretion of discounts under SFAS 91:

1(a).                        Identify the authoritative accounting guidance you relied upon in determining that the retrospective method was required by GAAP for MBS securities and not for other ABS securities backed by pools of assets.

Company Response

Paragraph 19 of SFAS 91 states that companies may estimate prepayments for holdings of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated. If an entity elects to estimate prepayments in accordance with paragraph 19 of SFAS 91, as the Company has done with respect to its MBS securities, the application of the retrospective method to changes in prepayment estimates is required by paragraph 19 (not a choice from several alternatives). As we will discuss in further detail below, not all of the Company’s securities (or classes of securities) meet the conditions that allow the Company to estimate prepayments because the loans are not similar.  In prior responses, when the Company has referred to applying the “retrospective” method, we meant that the Company is estimating prepayments as allowed by paragraph 19, and that once prepayments are estimated, the retrospective method is required for changes in the prepayment estimates.

Because the Company’s mortgage-backed securities consist of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the Company has elected to estimate those prepayments and is required to use the retrospective method in accounting for changes in the prepayment estimates for these securities.

Other ABS securities consist of SBA securities, which are reported under the caption “federal agency securities” in the notes to the Company’s financial statements.  Because the Company’s SBA securities do not consist of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the Company is not permitted to use estimates of prepayments in calculating the effective yield of those securities under Paragraph 19 of SFAS 91.  We discuss our SFAS 91 analysis of these SBA securities in greater detail in our response to Comment 3 below.

SEC Comment

1(b).                        Explain to us and disclose in future filings how you determined that the three-month actual prepayment experience is an acceptable and adequate measure under the retrospective method for forecasting cash flows to calculate the constant effective yield for mortgage backed securities.

Company Response

SFAS 91 does not prescribe a specific method for anticipating prepayments in the case where prepayments may be estimated in accordance with paragraph 19.  In the absence of such guidance, the Company uses actual prepayment experience to forecast future cash flows. Specifically, the Company utilizes three-month prepayment rates because such rates are based on its own actual prepayment experience, updated monthly, for the securities being evaluated and because we believe, based on our experience, that three-month rates are a better estimate of future experience than either one-month or six-month or longer rates.  In the opinion of management, a one-month rate does not capture enough experience to predict future prepayment behavior and may create undue volatility in interest income due to one-time fluctuations in prepayment activity.  Conversely, in the opinion of management, a six-month or longer rate would not capture enough volatility to predict future prepayment behavior.  From our industry contacts and research, we believe that similarly situated entities holding mortgage backed securities also use three-month prepayment rates.

The Company will include the following disclosure in future filings:

Amortization and accretion of debt securities purchased at a premium or discount are amortized or accreted into income using a method which approximates the constant effective yield method. We apply Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (‘SFAS 91’) for the amortization of premiums and accretion of discounts. In calculating the effective yield for securities that represent holdings of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, prepayments are anticipated using our actual three-month prepayment experience.

The amount of amortization or accretion to recognize in income is driven by the calculation of the constant effective yield.  When calculating this yield, we assume that prepayments will continue from the analysis date to the date of the security’s expected maturity at our most recent three-month prepayment rate.  The prepayment rate is updated monthly based on our previous three-month actual prepayment experience.

We utilize three-month prepayment rates to anticipate prepayments because such rates are based on our own actual prepayment experience and because we believe three-month rates are a better estimate of future experience than either one-month or six-month or longer rates.  In the opinion of management, a one-month rate does not capture enough experience to predict future prepayment behavior and may create undue volatility in interest income due to one-time fluctuations in prepayment activity.  Conversely, in the opinion of management, a six-month or longer rate would not capture enough volatility to predict future prepayment behavior.

If a difference arises between our estimated prepayments and our actual prepayments received, the constant effective yield is recalculated based on our actual payments to date and anticipated future payments.  This monthly recalculation results in the carrying value of the security being adjusted to the amount that would have existed had the new effective yield been applied since the purchase date, and a corresponding charge or credit is recognized to interest income.

For securities that do not represent holdings of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the associated premiums and discounts are amortized or accreted over their contractual term using the constant effective yield.  Actual prepayment experience for such securities is reviewed monthly and a proportionate amount of premium or discount is recognized in income at that time such that the effective yield on the remaining portion of the securities continues unchanged.

As of and for the years ended December 31, 2005, 2004, and 2003, we anticipated prepayments on our mortgage-backed securities.  All other securities, including federal agency securities, state and political subdivisions, corporate debt, US Treasury securities, and foreign government securities, do not meet the SFAS 91 criteria for anticipating prepayments.  Accordingly, no prepayments were anticipated for these securities.

SEC Comment

1(c).                        Tell us and disclose in future filings the significant assumptions underlying the prepayment estimates used for each of the debt securities for which you apply the retrospective method.  Refer to paragraph 19 of SFAS 91.

Company Response

The only judgment or assumption that we make in estimating future prepayments is that, at each monthly analysis date, we use the actual prepayment experience from the most recent three-months to predict future prepayments.  In order to calculate the new effective yield to apply to the current monthly analysis date, we assume that this prepayment rate will continue unchanged through expected maturity.  However, this rate is updated on each monthly analysis date based on the most recent three-month prepayment experience.

As noted above, and as required by paragraph 19 of SFAS 91, if prepayments are estimated, changes in the prepayment estimates must be considered by use of the retrospective method, which is a mechanical process.  Pursuant to SFAS 91, actual cash flows experienced through the analysis date are combined with future cash flows derived from the application of a given prepayment assumption.  The constant effective yield is equal to the internal rate of return of the actual and projected cash flows, including the initial outflow for the purchase of the security.  The constant effective yield is used to calculate total income for each monthly accounting period.  The difference between total income and the amount of income computed using the stated coupon rate of the security is the amount of amortization or accretion to recognize in earnings.

Because changes in prepayment estimates will result in corresponding changes to future cash flows, a new effective yield will be computed on each monthly analysis date.  As a result, the application of this new yield back to the purchase date will result in a different carrying basis for the security as compared to the carrying basis that otherwise would have been calculated using the effective yield from the previous analysis date.

Refer to the response to comment 1(b) for the disclosure that the Company will include in future filings.

SEC Comment

2.                                      It appears to us that paragraph 19 of SFAS 91 offers the choice of estimating future prepayments for pools of similar loans, for which prepayments are probable and estimable, in calculating the constant effective yield necessary to apply the interest method.  Consequently, your adoption of the retrospective method for your MBS securities would appear to represent a critical accounting policy, given that MBS securities represent 66% of your total assets at December 31, 2004.  Accordingly we reissue comment 1 of our letter dated May 6, 2005.

Company Response

Paragraph 19 of SFAS 91 states that companies may estimate prepayments for holdings of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated. If an entity elects to estimate prepayments in accordance with paragraph 19 of SFAS 91, as the Company has done with respect to its MBS securities, then the application of the retrospective method to changes in prepayment estimates is required by paragraph 19 (not a choice from several alternatives). As we will discuss in further detail below, not all of the Company’s securities (or classes of securities) meet the conditions that allow the Company to estimate prepayments because the loans are not similar.  In prior responses, when the Company has referred to applying the “retrospective” method, we meant that the Company is estimating prepayments as allowed by paragraph 19, and that once prepayments are estimated, the retrospective method is required for changes in the prepayment estimates.

Because the Company’s mortgage-backed securities consist of large numbers of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the Company has elected to estimate those prepayments and is required to use the retrospective method in accounting for changes in the prepayment estimates for these securities.

In addition, critical accounting policies are those accounting policies that involve the use of critical accounting estimates. According to SEC Financial Reporting Release No. 72, critical accounting estimates are those in which (1) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.

The Company does not believe that either of the above two criterion has been met with respect to the securities for which we estimate prepayments.  Accordingly, we do not consider the use of the retrospective method to be a critical accounting policy.  This determination is based on the following:

•                  Application of the retrospective method is required for entities that have elected to estimate prepayments;

•                  Application of the retrospective method is a mechanical process and very little judgment or subjectivity is involved;

•                  Prepayment estimates are based on actual prepayment experience and are updated monthly; and

•                  The use of the retrospective method has not had a material impact on the Company’s results of operations since it was adopted in 2004 and applied retroactively to 2001 (refer to the response to comments 5 and 6 for further information).

SEC Comment

3.                                      We refer to your response to comments 2(b) and 9 in your letter dated June 7, 2005, regarding your accounting for amortization of premiums and discounts for securities which were not subject to the restatement in the third quarter of 2004.  It appears to us that some of the ABS securities identified in your response are backed by pools of assets which appear to have common characteristics in order to be pooled and securitized.   Please clarify how you determined that prepayment rates on such pooled securities cannot be reasonably estimated given the nature of these pooled securities and the presence of a secondary market for these securities.

Company Response

The Company owns certain variable rate pools of securitized SBA loans that are 100% guaranteed by the US government.  In determining that prepayment rates on SBA loan pools cannot be reasonably estimated given the nature of these pooled securities, we reviewed the various characteristics set forth in Question 51 of the FASB Implementation Guide on SFAS 91 as they relate to the SBA pools we own.  As a result of that review, we determined and concluded, in consultation with our Independent Registered Public Accounting Firm, Deloitte & Touche LLP, that prepayments may not be considered in determining the effective yield for our SBA loan pools.  Our analysis is discussed in more detail below.

Paragraph 19 of SFAS 91 states, in part, “if the enterprise holds a large number of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the enterprise may consider estimates of future principal prepayments in the calculation of the constant effective yield necessary to apply the interest method”.  Such loans would use the retrospective method to determine amortization of premiums and accretion of discounts.  Further guidance is provided in Question 51 of the FASB Implementation Guide on SFAS 91, which says that some of the characteristics that should be considered in determining whether the lender holds a large number of similar loans for purposes of estimating prepayments in accordance with paragraph 19 are: “loan type, loan size, nature and location of collateral, coupon interest rate, maturity, period of origination, prepayment history of the loans (if seasoned), level of net fees or costs, prepayment penalties, interest rate type (fixed or variable), expected prepayment performance in varying interest rate scenarios”.  Absent a reasonably large number of loans with similar characteristics, the reliability of reasonably projecting cash flows is diminished to an unacceptable level, and estimates of prepayments may not be considered in determining the constant effective yield.

The Company’s SBA securities portfolio is not similar in nature from security to security and loans within our pools vary in size and have different industry, geographic and underlying credit parameters and, therefore, are not sufficiently similar for purposes of SFAS 91.  In addition, detailed information relative to forecasting the prepayment behavior of loans within our SBA pools is not typically available to us or other investors in SBA securities.  When the Company invests in an SBA pool, the underwriter provides only a limited number of characteristics for the loans within the pool, including:

•                  guaranteed balance;

•                  weighted average coupon;

•                  weighted average maturity;

•                  number of loans;

•                  average loan size;

•                  name of borrower;

•                  loan closing date;

•                  maturity date; and

•                  the date through which interest has been paid.

The table below contrasts the key SFAS 91 criteria for anticipating prepayments with the general characteristics of the Company’s SBA pools and its mortgage-backed securities:

SFAS 91 Criteria for Anticipating Prepayments	Characteristics of the Company’s mortgage- backed securities	Characteristics of the Company’s SBA Pools
Large number of similar loans	An average of hundreds of loans per pool.	The average number of loans contained in each of the Company’s SBA pools is 15 loans. As such, we cannot assert that the pool contains a large number of loans.

Loan type / nature of collateral

Typically loans within the pool are 1-4 family residential loans that were underwritten according to uniform underwriting standards set by issuer (i.e., similar LTV ratios, FICO scores, collateral, etc.).

The Company does not have sufficient information to determine the purpose of the loans and, therefore, cannot be certain as to the loan type and the related collateral. As such, we cannot assert that the pool contains similar loan types.

Expected prepayment performance

Prepayment performance is primarily driven by interest rates. Borrowers with similar FICO scores, LTVs, collateral, geographic information, etc., can be expected to react similarly to changes in interest rates.

The Company does not have access to the borrower information (i.e., credit scores, LTV statistics, geographic location, loan purpose, etc.) for the individual loans in the pools. In addition, the pools are generally comprised of small businesses from various industries. Due to the unique nature of each SBA pool, one pool’s prepayment experience cannot be used to predict the prepayment experience of another pool. As such, there is no reliable basis upon which to determine how the borrowers can be expected to react to changes in interest rates and refinancing incentives.

The market for SBA securities is mainly a primary market.  Although a secondary SBA market does exist, the number of dealers, investors, the volume of transactions, and liquidity are relatively low.  The availability of information relevant to prepayment behavior from the SBA and dealers is limited and insufficient.  At best, there is aggregate market data of SBA prepayments over time, but the application of such market averages to individual pools would not be appropriate under SFAS 91 since the market, by definition, contains SBA loans of varying sizes, varying industries, varying geographies, varying collateral types, varying LTV ratios, and varying credit scores.  SFAS 91 states that it is these very characteristics that must be similar in order to anticipate prepayments.  Paragraph 58 of SFAS 91 states, “Absent a reasonably large number of loans with similar characteristics, the Board believes the reliability of reasonably projecting cash flows is diminished to an unacceptable level.”

As demonstrated above, the Company’s SBA securities portfolio is not similar in nature from security to security and loans within our pools vary in size and have different industry, geographic and underlying credit parameters.  Therefore, our SBA securities portfolio is not sufficiently similar for purposes of SFAS 91, and prepayments may not be considered in determining the effective yield for our SBA loan pools.

SEC Comment

4.                                      We refer to your response to comments 1(a), 2(f) and 9(a) in your letter dated June 7, 2005, in which you define the retrospective method and the prospective method, and state the following with respect to how you amortize premiums and accrete discounts for your investment portfolio under SFAS 91:

•                  For your investments in mortgage backed securities you use the retrospective method to amortize premiums and accrete discounts and anticipate prepayments based on the three-month actual prepayment experience;

•                  For securities not subject to the retrospective method you do not anticipate prepayments when determining the amount of amortization or accretion related to premiums and discounts over the contractual term of the securities using the constant effective yield.

Given the significant differences in application of the prospective method and the retrospective method, and considering your investments in mortgage backed securities and Federal agency securities were 66% and 20%, respectively of your total assets at December 31, 2004, please revise the proposed footnote disclosure in your response to Comment 1 to clearly identify the major classes of debt securities accounted for under each method.  We further note that paragraph 19 of SFAS 91 requires specific disclosures about prepayment assumptions for securities subject to the retrospective method.

Company Response

The Company will amend the proposed footnote disclosure as set forth in our response to comment 1(b).

SEC Comment

5.                                      We refer to your response to comment 2(e) in your letter dated June 7, 2005.  Please revise future filings to similarly provide discussions in MD&A about the impact of anticipated prepayment rates for mortgage backed securities in the determination of net income under the retrospective method during periods of declining interest rates and rising interest rates.

Company Response

The Company will include discussion in MD&A about the impact of anticipated prepayment rates for mortgage-backed securities in the determination of net income under the retrospective method during periods of declining interest rates and rising interest rates, as follows:

Anticipating prepayments in calculating the constant effective yield for MBS investments may result in more monthly earnings volatility due to the impact of changing interest rates and the resulting adjustments to the amount of amortization.  A rising rate environment will generally decrease the rate of prepayments, which may have the effect of lengthening the expected maturity of MBS investments.  Accordingly, the amount of amortization recognized each period will decline, but the same total net premium will be spread over a longer time horizon, thereby increasing net income in the then current period.  In a decreasing rate environment, the rate of prepayments generally increases, which may have the effect of shortening the expected maturity of the MBS investments and therefore increasing the amount of amortization, thereby decreasing net income in the then current period. The Company does not expect changes to its amount of amortization resulting from anticipating prepayments to have a material effect on its future reported financial results or financial condition.

SEC Comment

6.                                      We refer to your response to comment 12(a) in your letter dated June 7, 2005.  Considering your investment in mortgage backed securities accounted for 64% of your total assets prior to the restatement in 2003, please explain to us how you determined that additional disclosure as to the nature of the investments subject to the restatements was not meaningful to investors.

Company Response

In determining the appropriate disclosure in connection with the Company’s 2003 restatement, management analyzed the impact on its earnings and its portfolio and sought to determine the most meaningful method to disclose the restatement to investors.  The Company reviewed its own periodic disclosure in Commission filings as well as the disclosure of similarly situated competitors.  As a result, the Company determined that a reasonable investor would be most concerned with the impact of the restatement on historic earnings per share, current earnings per share and future earnings per share.  The Company believed that disclosure of information regarding the specific types of securities involved in the restatement was immaterial because investors would evaluate the Company based on its earnings performance and expected earnings performance.

As a result, the Company disclosed the aggregate historical impact of the restatement and reported that the Company did not expect the change to the retrospective method to have a material impact in future periods.  The Company’s disclosure was approved in advance by its Audit Committee and Board of Directors.  Actual experience subsequent to the restatement has corroborated the Company’s expectation regarding future impact, as the use of the retrospective method has not had a material impact on the Company since it was adopted in 2004 and applied retroactively to 2001.

*     *     *     *     *

We would appreciate the opportunity to discuss this response with you at your earliest convenience.  Please feel free to call me at (617) 937-6404.

Very truly yours,

INVESTORS FINANCIAL SERVICES CORP.

/s/ John E. Henry

John E. Henry
Senior Vice President,
General Counsel and Secretary

cc:	Edwin Adames, Senior Staff Accountant
Kevin J. Sheehan, Chairman of the Board and Chief Executive Officer, Investors Financial Services Corp.
Steven C. Browne, Bingham McCutchen LLP
Hugh Guyler, Deloitte & Touche LLP